SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1 (b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Trina Solar Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G90565 10 5

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G90565 10 5	Schedule 13 G

1	NAME OF REPORTING PERSON Jifan Gao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 243,464,276 ordinary shares (including 877,193 ordinary shares held by Ms. Chunyan Wu which are expressly disclaimed by Mr. Jifan Gao)
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 243,464,276 ordinary shares (including 877,193 ordinary shares held by Ms. Chunyan Wu which are expressly disclaimed by Mr. Jifan Gao)
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 243,464,276 ordinary shares (including 877,193 ordinary shares held by Ms. Chunyan Wu which are expressly disclaimed by Mr. Jifan Gao)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.59%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. G90565 10 5	Schedule 13 G

1	NAME OF REPORTING PERSON Topower International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* CO

CUSIP NO. G90565 10 5	Schedule 13 G

1	NAME OF REPORTING PERSON Wonder World Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 242,587,083 ordinary shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 242,587,083 ordinary shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 242,587,083 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.56%
12	TYPE OF REPORTING PERSON* CO

CUSIP NO. G90565 10 5	Schedule 13 G

1	NAME OF REPORTING PERSON Chunyan Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 243,464,276 ordinary shares (including 242,587,083 ordinary shares deemed beneficially held by Mr. Jifan Gao which are expressly disclaimed by Ms. Chunyan Wu)
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 243,464,276 ordinary shares (including 242,587,083 ordinary shares deemed beneficially held by Mr. Jifan Gao which are expressly disclaimed by Ms. Chunyan Wu)
8 SHARED DISPOSITIVE POWER 0

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            243,464,276 ordinary shares (including 242,587,083 ordinary shares deemed beneficially held by Mr. Jifan Gao which are expressly disclaimed by Ms. Chunyan Wu)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.59%
12	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Perseverance International Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 9,068,480 ordinary shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 9,068,480 ordinary shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,068,480 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.36%
12	TYPE OF REPORTING PERSON CO

ITEM 1	(a).	NAME OF ISSUER:

Trina Solar Limited (“Trina Solar”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Mr. Jifan Gao Topower International Limited Wonder World Limited Ms. Chunyan Wu Perseverance International Investment Limited

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of Mr. Jifan Gao is c/o Trina Solar Limited, No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.

The address of Topower International Limited is P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

The business address of Wonder World Limited is c/o Merrill Lynch Bank and Trust Company (Cayman) Limited, PO Box 1164GT, 4th Floor Harbour Centre, North Church Street, Grand Cayman KY1-1104, Cayman Islands.

The address of Ms. Chunyan Wu is c/o Trina Solar Limited, No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.

The address of Perseverance International Investment Limited is P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

ITEM 2	(c)	CITIZENSHIP:

Mr. Jifan Gao is a citizen of the People’s Republic of China.

The place of organization of Topower International Limited is British Virgin Islands.

The place of organization of Wonder World Limited is Cayman Islands.

Ms. Chunyan Wu is a citizen of the People’s Republic of China.

The place of organization of Perseverance International Investment Limited is British Virgin Islands.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, $0.00001 par value

ITEM 2	(e).	CUSIP NUMBER:

G90565 10 5

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mr. Jifan Gao	243,464,276 ordinary shares*	9.59%	243,464,276 ordinary shares*	0	243,464,276 ordinary shares*	0

Topower International Limited	0	0	0	0	0	0

Wonder World Limited	242,587,083 ordinary shares	9.56%	242,587,083 ordinary shares	0	242,587,083 ordinary shares	0

Ms. Chunyan Wu	243,464,276 ordinary shares**	9.59%	243,464,276 ordinary shares**	0	243,464,276 ordinary shares**	0

Perseverance International Investment Limited	9,068,480 ordinary shares	0.36%	9,068,480 ordinary shares	0	9,068,480 ordinary shares	0

*       Include 877,193 ordinary shares held by Ms. Chunyan Wu which are expressly disclaimed by Mr. Jifan Gao.

**     Include 242,587,083 ordinary shares deemed beneficially held by Mr. Jifan Gao which are expressly disclaimed by Ms. Chunyan Wu.

Prior to May, 2007, Topower International Limited, a British Virgin Islands company, was the record owner of 324,800,000 ordinary shares of Trina Solar. Mr. Jifan Gao is the sole shareholder of Topower International Limited. In May 2007, Topower International Limited transferred all the 324,800,000 ordinary shares of Trina Solar to Wonder World Limited. Accordingly, Wonder World Limited became the record owner of the 324,800,000 ordinary shares.

As of December 31, 2007, Wonder World Limited was the record owner of 242,587,083 ordinary shares of Trina Solar. Wonder World Limited is wholly owned by The Gao Trust. The management committee of The Gao Trust consists of the settlor Mr. Jifan Gao. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Jifan Gao may be deemed to beneficially own all of the shares held by Wonder World Limited. The trustee of The Gao Trust is Merrill Lynch Bank and Trust Company (Cayman) Limited, and the Trustee is not a beneficial owner of the shares in Trina Solar under Section 13(d) of the Exchange Act.

In July 2006, Ms. Chunyan Wu was granted 4,385,965 restricted shares that are subject to transfer, dividend and voting restrictions until such shares are vested. In July 2007, 877,193 restricted shares were vested. As of December 31, 2007, Ms. Chunyan Wu held 877,193 ordinary shares and 3,508,772 restricted shares. Because the restricted shares will not vest within 60 days, her ownership of such restricted shares has not been included in this report.

Mr. Jifan Gao and Ms. Chunyan Wu are husband and wife, and may be deemed to share beneficial ownership of the shares held by each other. Mr. Jifan Gao and Ms. Chunyan Wu both expressly disclaim such beneficial ownership of the shares beneficially owned by each other.

Prior to May, 2007, Ms. Chunyan Wu was the controlling shareholder of Perseverance International Investment Limited, a British Virgin Islands company. In May 2007, Perseverance International Investment Limited redeemed and cancelled all the shares held by Ms. Chunyan Wu. Accordingly, Ms. Chunyan Wu no longer holds any shares in Perseverance International Investment Limited. As of December 31, 2007, Perseverance International Investment Limited was the record owner of 9,068,480 ordinary shares of Trina Solar.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Topower International Limited does not hold any shares in Trina Solar.

Perseverance International Investment Limited held 0.36% of Trina Solar’s ordinary shares.

Not applicable to other reporting persons.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

Jifan Gao	/s/ Jifan Gao
Jifan Gao

Topower International Limited	By:	/s/ Jifan Gao
	Name:	Jifan Gao
	Title:	Director

Wonder World Limited	By:	/s/ Grace Tang /s/ Kate Toh
	Name:	Grace Tang/Kate Toh
	Title:	Authorized Signatories for and on behalf of Fiduciary Services Limited as sole director of Wonder World Limited

Chunyan Wu	/s/ Chunyan Wu
Chunyan Wu

Perseverance International Investment Limited	By:	/s/ Jiqing Gao
	Name:	Jiqing Gao
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement